Exhibit 99.1

Yingli Green Energy Reports Third Quarter 2014 Results

Gross margin increased to 20.9% in the third quarter of 2014

Quarterly operating income turned into positive

BAODING, China, November 25, 2014— Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated solar panel manufacturer, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended September 30, 2014.

Third Quarter 2014 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 3,385.2 million (US$551.5 million).

•                      Total PV module shipments (including shipments for PV systems) were 903.4 MW.

•                      Gross profit was RMB 706.1 million (US$115.0 million), representing a gross margin of 20.9%.

•                      Operating income was RMB 199.7 million (US$32.5 million), representing an operating margin of 5.9%.

•                      On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 495.7 million (US$80.8 million).

•                      Net loss(1) was RMB 122.8 million (US$20.0 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 0.68 (US$0.11). On an adjusted non-GAAP(2) basis, net loss was RMB 112.0 million (US$18.2 million) and loss per ordinary share and per ADS was RMB 0.62 (US$0.10).

“I’m very pleased to report that we delivered another set of solid results in the third quarter of 2014 with a gross margin of 20.9%, well ahead of our previous guidance, and a strong PV module shipment of 903 MW,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We continue to successfully improve our operating profitability through on-going efforts on cost reduction and effective operating expenses control. The operating income in the third quarter of 2014 turned into positive for the first time since the second quarter of 2011.”

“In the third quarter, we continued to see a remarkable demand for Yingli Solar modules from key markets, such as China, Japan and other new emerging markets. In particular, our shipments to new emerging markets in the third quarter increased by approximately 17% quarter over quarter. With the booming installation for domestic projects in the second half of 2014, the third quarter witnessed comparatively higher average selling prices and better payment terms for solar panels. Shipments to China have increased by approximately 19% compared to the second quarter. In September 2014, China’s National Energy Administration (“NEA”) published new policies to accelerate distributed solar generation. Under this new policy, we had received approval of additional 120 MW of distributed solar generation projects in September 2014. In addition, we saw substantial growth in Japan with an over 30% quarterly increase in the third quarter. Recently, we signed a series of agreements to supply over 100 MW of polycrystalline solar panels in Japan. Due to our long-standing reputation for high quality products and services and our large and loyal customer base, our presence in traditional markets such as Europe and the U.S. has remained solid. We have signed a landmark agreement to supply 120 MW of solar panels for one project in France, which will be the largest solar power park in Europe upon its completion.”

(1)         For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)         All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, interest expenses related to the changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“Despite the slower than expected development of downstream projects in the first half of 2014, we are progressing well in the downstream in the second half of 2014. In the third quarter, we began to construct 185 MW of downstream projects, bringing our projects under construction to a total of 340 MW, with internal shipments to these projects having reached to 187 MW. In the fourth quarter, we expect to start the construction of 50 to 60 MW of downstream projects in total. Thus we expect to develop approximately 400 MW of downstream projects by ourselves or together with our partners by the end of 2014. We expect to sell about half of these projects upon completion of the construction. Among them, a 15 MW power plant in Hebei has been substantially completed and transferred to a renewable fund jointly established by the Company and Shanghai Sailing Capital Investment Fund.”

“In order to seek a balance between our shipment volume and profitability, we decide to revise our shipment guidance for full year of 2014 to 3.3-3.35 GW,” Mr. Miao concluded

Third Quarter 2014 Financial Results

Total Net Revenues

Total net revenues were RMB 3,385.2 million (US$551.5 million) in the third quarter of 2014, compared to RMB 3,408.9 million in the second quarter of 2014 and RMB 3,649.4 million in the third quarter of 2013. Total PV module shipments were 903.4 MW in the third quarter of 2014 (including 109.0 MW shipments for PV systems to the Company’s own downstream power plants in China), compared to 887.9 MW in the second quarter of 2014. Revenues were not recognized for the 109.0 MW of internal shipments as required by U.S. GAAP.

Gross Profit and Gross Margin

Gross profit was RMB 706.1 million (US$115.0 million) in the third quarter of 2014, significantly improved from RMB 532.1 million in the second quarter of 2014 and RMB 498.8 million in the third quarter of 2013.

Gross margin was 20.9% in the third quarter of 2014, substantially improved from 15.6% in the second quarter of 2014 and 13.7% in the third quarter of 2013. The significant increase of gross margin was primarily due to the decreased cost of PV module as a result of the Company’s continuous efforts on cost reduction through all processes of PV module manufacturing.

Operating Expenses

Operating expenses were RMB 506.4 million (US$82.5 million) in the third quarter of 2014, compared to RMB 618.1 million in the second quarter of 2014 and RMB 569.1 million in the third quarter of 2013. The decrease of operating expenses was mainly due to the Company’s enhanced control of operating expenses, especially the general and administrative expenses and the selling expenses.

Operating expenses as a percentage of total net revenues were 15.0% in the third quarter of 2014, improved from 18.1% in the second quarter of 2014 and 15.6% in the third quarter of 2013.

Operating Income and Margin

Operating income was RMB 199.7 million (US$32.5 million) in the third quarter of 2014, improved from operating losses of RMB 85.9 million in the second quarter of 2014 and RMB 70.3 million in the third quarter of 2013.

Operating margin was 5.9% in the third quarter of 2014, improved from negative 2.5% in the second quarter of 2014 and negative 1.9% in the third quarter of 2013.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 495.7 million (US$80.8 million) in the third quarter of 2014, improved from RMB 288.5 million in the second quarter of 2014 and RMB 311.5 million in the third quarter of 2013.

Interest Expense

Interest expense was RMB 263.1 million (US$42.9 million) in the third quarter of 2014, compared to RMB 232.4 million in the second quarter of 2014 and RMB 268.3 million in the third quarter of 2013. As of September 30, 2014, the Company had an aggregate of RMB 14.5 billion (US$2.4 billion) of bank borrowings and medium-term notes outstanding, which decreased from RMB 14.9 billion as of June 30, 2014. The weighted average interest rate was 6.31% in the third quarter of 2014, compared to 6.25% in the second quarter of 2014 and 6.29% in the third quarter of 2013.

Foreign Currency Exchange Loss (Gain )

Foreign currency exchange loss was RMB 112.0 million (US$18.2 million) in the third quarter of 2014, compared to foreign currency exchange gain of RMB 2.8 million in the second quarter of 2014 and foreign currency exchange gain of RMB 41.3 million in the third quarter of 2013. The foreign currency exchange loss was mainly due to the depreciation of the euro against the Renminbi in this quarter, and the Company has significant balance of net current assets, which is dominated in euro.

Income Tax Expense (Benefit)

Income tax expense was RMB 19.0 million (US$3.1 million) in the third quarter of 2014, compared to income tax expense of RMB 1.2 million in the second quarter of 2014 and RMB 23.0 million in the third quarter of 2013.

Net Loss

Net loss was RMB 122.8 million (US$20.0 million) in the third quarter of 2014, compared to RMB 285.2 million in the second quarter of 2014 and RMB 235.6 million in the third quarter of 2013. Loss per ordinary share and per ADS was RMB 0.68 (US$0.11), compared to RMB 1.64 in the second quarter of 2014 and RMB 1.50 in the third quarter of 2013.

On an adjusted non-GAAP basis, net loss was RMB 112.0 million (US$18.2 million) in the third quarter of 2014, compared to RMB 275.0 million in the second quarter of 2014 and RMB 226.6 million in the third quarter of 2013. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 0.62 (US$0.10) in the third quarter of 2014, compared to RMB 1.58 in the second quarter of 2014 and RMB 1.45 in the third quarter of 2013.

Balance Sheet Analysis

As of September 30, 2014, the Company had RMB 768.4 million (US$125.2 million) in cash and cash equivalents, compared to RMB 981.5 million as of June 30, 2014.

As of September 30, 2014, the Company had RMB 1,417.4 million (US$230.9 million) in restricted cash, compared to RMB 1,493.6 million as of June 30, 2014.

As of September 30, 2014, accounts receivable were RMB 5,317.9 million (US$866.4 million), compared to RMB 4,995.0 million as of June 30, 2014. Days sales outstanding were 141 days in the third quarter of 2014, compared to 132 days in the second quarter of 2014.

As of September 30, 2014, inventory was RMB 2,719.4 million (US$ 443.0 million), compared to RMB 2,289.7 million as of June 30, 2014. Inventory turnover days was 91 days in the third quarter of 2014, compared to 72 days in the second quarter of 2014.

As of September 30, 2014, accounts payable were RMB 5,451.3 million (US$ 888.1 million), compared to RMB 5,418.6 million as of June 30, 2014. Days payable outstanding was 183 days in the third quarter of 2014, compared to 170 days in the second quarter of 2014.

As of the date of this press release, the Company had approximately RMB 5,530 million in unutilized short-term lines of credit and RMB 2,279 million committed long-term facility that can be drawn down in the near future. The Company is currently exploring financing options to alleviate near-term pressure on the Company’s liquidity and enhance financial flexibility.

Business Outlook for Full Year 2014

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company revises its current PV module shipment target to be in the estimated range of 3.30GW to 3.35GW (including 200 to 240MW shipment for PV systems) for fiscal year 2014, which represents an increase of 3.0% to 4.6% compared to fiscal year 2013.

Downstream Development in 2014

Currently, the Company has in the aggregate approximately 1.4 GW of PV projects pipeline at different approval stages across a dozen of provinces in China. During the third quarter of 2014, the Company started the constructions of approximately 185 MW of PV projects. As of September 30, 2014, the Company had accumulatively 340 MW of PV projects under construction. These PV projects were included in the consolidated financial statements. In the fourth quarter, the Company plans to start constructions of 50 to 60 MW of PV projects in total.

Based on the current project development status and the progress of project pipelines, the Company now expects to develop approximately 400MW of PV projects by the end of 2014.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyse the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.1380 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2014. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on November 25, 2014, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-800-742-9301

• International Dial-in Number: +1-845-507-1610

• Passcode: 30473874

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until December 3, 2014 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International Dial-in Number: +1-646-254-3697

• Passcode: 30473874

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest vertically integrated solar panel supplier in terms of shipment in 2013 based on public information. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 10 GW solar panels to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation onFacebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	June 30,2014	September 30,2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	981,516	768,399	125,187
Restricted cash	1,493,638	1,417,437	230,928
Accounts receivable, net	4,995,040	5,317,870	866,385
Inventories	2,289,679	2,719,429	443,048
Prepayments to suppliers	970,160	928,738	151,310
Prepaid expenses and other current assets	1,059,874	1,196,463	194,927
Total current assets	11,789,907	12,348,336	2,011,785

Long-term prepayments to suppliers	699,046	659,613	107,464
Property, plant and equipment, net	12,631,421	12,455,249	2,029,203
Project assets	718,347	480,821	78,335
Land use rights	695,398	601,403	97,980
Intangible assets, net	58,735	59,846	9,750
Other assets	1,031,552	1,219,153	198,625
Total assets	27,624,406	27,824,421	4,533,142

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	7,629,929	8,601,555	1,401,361
Accounts payable	5,418,591	5,451,303	888,124
Other current liabilities and accrued expenses	2,147,609	2,792,218	454,906
Total current liabilities	15,196,129	16,845,076	2,744,391

Long-term debt, excluding current portion	3,402,335	3,224,201	525,285
Medium-term notes	3,910,655	2,708,654	441,293
Accrued warranty cost, excluding current portion	679,891	704,692	114,808
Other liabilities	2,449,090	2,458,139	400,480
Total liabilities	25,638,100	25,940,762	4,226,257

SHAREHOLDERS’S EQUITY
Ordinary shares	13,791	13,791	2,247
Additional paid-in capital	7,213,618	7,224,460	1,177,006
Treasury stock	(127,331)	(127,331)	(20,745)
Accumulated other comprehensive income	269,934	294,538	47,986
Accumulated deficit	(6,977,851)	(7,100,698)	(1,156,842)
Total equity attributable to Yingli Green Energy	392,161	304,760	49,652
Noncontrolling interests	1,594,145	1,578,899	257,233
Total shareholders’ equity	1,986,306	1,883,659	306,885
Total liabilities and shareholders’ equity	27,624,406	27,824,421	4,533,142

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September 30, 2013	June 30,2014	September 30 2014
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,214,231	3,248,354	3,180,848	518,222
Sales of PV systems	265,086	55,864	25,987	4,234
Other revenues	170,116	104,684	178,371	29,060
Total net revenues	3,649,433	3,408,902	3,385,206	551,516
Cost of revenues:
Cost of PV modules sales	(2,773,122)	(2,722,706)	(2,526,021)	(411,538)
Cost of PV systems sales	(222,120)	(53,834)	(21,628)	(3,524)
Cost of other revenues	(155,396)	(100,213)	(131,457)	(21,416)
Total cost of revenues	(3,150,638)	(2,876,753)	(2,679,106)	(436,478)
Gross profit (loss)	498,795	532,149	706,100	115,038
Selling expenses	(285,346)	(314,272)	(281,893)	(45,926)
General and administrative expenses	(209,945)	(178,386)	(119,694)	(19,500)
Research and development expenses	(73,792)	(125,429)	(104,803)	(17,074)
Total operating expenses	(569,083)	(618,087)	(506,390)	(82,500)
Income (loss) from operations	(70,288)	(85,938)	199,710	32,538
Other income (expense):
Interest expense	(268,288)	(232,404)	(263,082)	(42,861)
Interest income	6,723	9,178	8,786	1,431
Foreign currency exchange gains (losses)	41,288	2,797	(111,983)	(18,244)
Other income	36,284	14,078	47,451	7,731
Loss before income taxes	(254,281)	(292,289)	(119,118)	(19,405)
Income tax (expense) benefit	(22,988)	(1,213)	(18,968)	(3,090)
Net loss	(277,269)	(293,502)	(138,086)	(22,495)
Less: Loss attributable to the non-controlling interests	41,679	8,344	15,239	2,483
Net loss attributable to Yingli Green Energy	(235,590)	(285,158)	(122,847)	(20,012)

Weighted average shares and ADSs outstanding
Basic and diluted	156,585,020	173,796,737	181,763,770	181,763,770
Loss per share and per ADS
Basic and diluted	(1.50)	(1.64)	(0.68)	(0.11)
Net loss	(277,269)	(293,502)	(138,086)	(22,495)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	6,068	745	17,174	2,798
Cash flow hedging derivatives, net of nil tax	(7,554)	4,681	7,423	1,209
Comprehensive loss	(278,755)	(288,076)	(113,489)	(18,488)
Less: Comprehensive loss attributable to the noncontrolling interest	41,997	8,327	15,246	2,484
Comprehensive loss attributable to Yingli Green Energy	(236,758)	(279,749)	(98,243)	(16,004)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(226,619)	(274,978)	(112,002)	(18,245)
Share-based compensation	(3,204)	(10,208)	(10,845)	(1,767)
Amortization of intangible assets	(753)	—	—	—
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(5,014)	28	—	—
Net loss attributable to Yingli Green Energy	(235,590)	(285,158)	(122,847)	(20,012)
Non-GAAP diluted loss per share and per ADS	(1.45)	(1.58)	(0.62)	(0.10)
Diluted loss per share and per ADS	(1.50)	(1.64)	(0.68)	(0.11)

Reconciliation of EBITDA measures to income before income tax & minority interest measures

	Three months ended
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
Income before income taxes and minority interest	(254,280)	(292,289)	(119,118)	(19,405)
Interest expense	268,288	232,404	263,082	42,861
Depreciation	291,062	342,784	346,333	56,424
Amortization for intangible assets	6,397	5,582	5,432	885
EBITDA	311,466	288,481	495,729	80,765